Filed by MFS Active Exchange Traded Funds Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:
MFS Series Trust XII
File No.: 811-21780
Date: September 25, 2026

SUPPLEMENT TO THE SUMMARY PROSPECTUS, PROSPECTUS, AND STATEMENT OF ADDITIONAL INFORMATION

September 25, 2026

MFS® Core Bond Fund

At a meeting held on September 23, 2026, the Board of Trustees of MFS Series Trust XII (the “Board”) approved the Reorganization (as defined below) of MFS Core Bond Fund (the “Fund”) into MFS Active Core Bond ETF (the “Acquiring Fund”), a newly created exchange-traded fund (“ETF”), that is a series of MFS Active Exchange Traded Funds Trust. The Board, including all of the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Fund, determined that the Reorganization is in the best interests of the Fund and the interests of existing shareholders of the Fund will not be diluted as a result of the Reorganization. The vote of the shareholders of the Fund is not being solicited since their approval or consent is not necessary for the Reorganization to take place.

The Fund will be converted into an ETF through the reorganization of the Fund into the Acquiring Fund. Following the Reorganization, the Fund will be terminated (such reorganization and termination, the “Reorganization”).

The Reorganization is currently anticipated to close on or about March 22, 2027.

The Acquiring Fund will be managed in a substantially similar manner as the Fund.

MFS believes that the Reorganization will provide multiple benefits for the Fund’s investors. Following the Reorganization, the net expenses of the Acquiring Fund are expected to be lower, and in certain cases significantly lower, than the net expenses of each share class of the Fund. Other benefits of the ETF structure include additional trading flexibility, increased portfolio holdings transparency and the potential for enhanced tax efficiency.

The Reorganization will be conducted pursuant to an Agreement and Plan of Reorganization (the “Plan”). The Reorganization is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. Accordingly, shareholders of the Fund generally will not recognize a taxable gain (or loss) for U.S. federal income tax purposes as a result of the Reorganization (except with respect to cash received in lieu of fractional shares of the Acquiring Fund).

In connection with the Reorganization, shareholders of the Fund will receive ETF shares of the Acquiring Fund equal in value to the shares of the Fund they own, including a cash payment in lieu of fractional shares of the Acquiring Fund, which cash payment generally will be taxable.

Importantly, in order to receive shares of the Acquiring Fund as part of the Reorganization, Fund shareholders must hold their shares of the Fund through a brokerage account that can accept shares of an ETF, such as the Acquiring Fund. If Fund shareholders do not hold their shares of the Fund through that type of brokerage account, they will not receive shares of the Acquiring Fund as part of the Reorganization. For Fund shareholders that do not currently hold their shares of the Fund through a brokerage account that can hold shares of the Acquiring Fund, please see the Questions and Answers (“Q&A”) that follow for additional actions that Fund shareholders must take to receive shares of the Acquiring Fund as part of the Reorganization. No further action is required for Fund shareholders that hold shares of the Fund through a brokerage account that can hold shares of the Acquiring Fund.

Completion of the Reorganization is subject to a number of conditions under the Plan, but shareholders of the Fund are not required to approve the Reorganization. Existing Fund shareholders will receive a combined prospectus and information statement describing both the Reorganization and the Acquiring Fund and summarizing the Board’s considerations in approving the Reorganization.

In anticipation of the Reorganization, purchase orders, exchange orders, and redemption orders will only be accepted by the Fund until March 17, 2027.

In addition, effective October 1, 2026, Class R1, Class R2, and Class R4 shares of the Fund are closed to new investors.

MCB-SUP-I-092526

MFS Core Bond Fund

IMPORTANT NOTICE ABOUT YOUR CORE BOND FUND ACCOUNT

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your shareholder account prior to the Reorganization in order to receive shares of the Acquiring Fund.

Q. What types of shareholder accounts can receive shares of the Acquiring Fund as part of the Reorganization?

A. If you hold your shares of the Fund in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or stocks, then you will be eligible to receive shares of the Acquiring Fund in the Reorganization and no further action is required. If you are unsure about the ability of your account to accept shares of the Acquiring Fund in the Reorganization, please call 1-800-225-2606 or contact your financial advisor or other financial intermediary.

Q. What types of shareholder accounts cannot receive shares of the Acquiring Fund as part of the Reorganization?

A. The following account types cannot hold shares of ETFs:

Non-Accommodating Brokerage Accounts. If you hold your shares of the Fund in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares.

Non-Accommodating Retirement Accounts. If you hold your shares of the Fund through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Fund to a different investment option prior to the Reorganization.

Fund Direct Accounts. If you hold your shares of the Fund in an account directly with the Fund (a “fund direct account”), you should transfer your shares of the Fund to a brokerage account that can accept shares of the Acquiring Fund prior to the Reorganization. This includes Individual Retirement Accounts (“IRAs”) held directly with the Fund (a “fund direct IRA”).

If you hold your shares of the Fund through a fund direct IRA and do not take action prior to the Reorganization, your Fund shares will be exchanged for shares of MFS U.S. Government Money Market Fund equal in value to the net asset value (“NAV”) of your Fund shares.

You have a fund direct account if you receive quarterly account statements directly from the Fund and not from a third-party broker-dealer.

If you are unsure about the ability of your account to accept shares of the Acquiring Fund in the Reorganization, please call 1-800-225-2606 or contact your financial advisor or other financial intermediary.

Q. How do I transfer my Fund shares from a fund direct account to a brokerage account that will accept Acquiring Fund shares?

A. Transferring your shares from a fund direct account to a brokerage account that can accept shares of the Acquiring Fund should be a straightforward process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker or financial intermediary and inform the broker or intermediary that you would like to transfer a mutual fund position that you hold directly with the Fund into your brokerage account. Also inform your broker or intermediary that such an account will need to be set up to accept shares of an ETF, such as the Acquiring Fund. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker or financial intermediary with a copy of your quarterly statement from the Fund. Your broker or financial intermediary will require your account number with the Fund, which can be found on your statement. Your broker or financial intermediary will help you complete a form to initiate the transfer. Once you sign that form, your broker or financial intermediary will submit the form to the Fund’s transfer agent directly, and the shares will be transferred into your brokerage account.

Q. How do I transfer my Fund shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund shares?

A. The broker or financial intermediary where you hold your Fund shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker or financial intermediary right away to make the necessary changes to your account.

Q. What will happen if I do not have a brokerage account that can accept Acquiring Fund shares at the time of the Reorganization?

A. In order to receive shares of the Acquiring Fund as part of the Reorganization, you must hold your shares of the Fund through a brokerage account that can accept shares of an ETF (such as the Acquiring Fund) on the closing date of the Reorganization.

MCB-SUP-I-092526

MFS Core Bond Fund

• Non-Accommodating Brokerage Accounts. If you hold your shares of the Fund in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Fund shares.

• Non-Accommodating Retirement Accounts. If you hold your shares of the Fund through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Fund to a different investment option prior to the Reorganization. If you continue to hold shares of the Fund at the time of the Reorganization in a non-accommodating retirement account, your investment will be liquidated and you will receive cash equal in value to the NAV of your Fund shares.

• Fund Direct Accounts. If you hold your shares of the Fund in a fund direct account, you should transfer your shares of the Fund to a brokerage account that can accept shares of the Acquiring Fund prior to the Reorganization. If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the NAV of your Fund shares.

• Fund Direct IRA. If you hold your shares of the Fund through a fund direct IRA and do not take action to transfer your investment in the Fund to a different investment option prior to the Reorganization, your Fund shares will be exchanged for shares of MFS U.S. Government Money Market Fund equal in value to the NAV of your Fund shares.

In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses and may also be subject to tax. It may take time for you to receive your cash. Please consult with your financial intermediary for more information on the impact that the Reorganization will have on you and your investments.

Q. What if I do not want to own shares of the Acquiring Fund?

A. If you do not want to receive shares of the Acquiring Fund in connection with the Reorganization, you can exchange your Fund shares for shares of the same class of any eligible MFS mutual fund that is not participating in the Reorganization or redeem your Fund shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redeeming or exchanging your Fund shares will be a taxable event if you hold your shares in a taxable account. The last date to redeem your shares or exchange them into another MFS mutual fund prior to the Reorganization is expected to be March 17, 2027.

This date may change if the closing date of the Reorganization changes. Any changes to the closing date of the Reorganization will be communicated to shareholders.

In connection with the Reorganization discussed herein, a combined prospectus and information statement that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.funds.mfs.com and a paper copy can be obtained at no charge by calling 1-800-225-2606.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

INVESTORS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

MCB-SUP-I-092526